UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Rio de Janeiro, November 8, 2007 - CONTAX Participações S.A. (Bovespa: CTAX3, CTAX4 and OTC: CTXNY), the largest outsourced contact center company in Brazil, announces its results for the third quarter of 2007 (3Q07). The following financial and operating information is presented pursuant to Brazilian Corporate Law except where otherwise stated.

HIGHLIGHTS

•	This quarter, Contax inaugurated a new site at Lapa district in São Paulo city, with capacity for 2,400 workstations and incorporating the latest technology, the focus being on state of the art, easy operation, cost savings and the well-being of its employees, all of which directly reflect in the quality of its services. Furthermore, Contax has taken charge of the technology and infrastructure management at two new sites of a major client.

•	Towards the end of September 2007, Contax concluded its third share buyback program by which 3,193,000 common shares and 18,277,000 preferred shares amounting to R$ 57.7 million were purchased.

•	Contax gained four major clients in the quarter, among Telemarketing for Banco Santander and Debt Collection services.

•	In September, the Company started hiring and training personnel for services to begin in October, whose revenue will be reflected in the coming months. Towards the end of the quarter, the Company had a little more than 3,000 employees under training for the growth in services, especially in Customer Care and Telemarketing.

•	Contax closed the third quarter of 2007 with 24,846 workstations (WS), representing a 10.1% and 2.5% growth when compared to September 06 and June 2007, respectively.

•	Net revenues in the quarter reached R$ 350.9 million, a 15.6% and 7.5% growth over the 3Q06 and 2Q07, respectively. Year-to-date growth reached 6.9% on the 9M06.

•	EBITDA amounted to R$ 39 million in the 3Q07, with an increase of 7.6% over the 3Q06 and a decrease of 8.3% from the previous quarter. Year-to-date EBITDA reached R$ 117.8 million, 12.1% superior to the 9M06, with EBITDA margin of 12.1% against 11.5% in the 9M06.

•	Net Income stood at R$ 13.2 million in the 3Q07, a fall of 26.7% from the 3Q06 and a growth of 117.1% over the 2Q07. Year-to-date net income stood at R$ 35,4 million, 4.9% lower when compared to the 9M06 after excluding the non-recurrent effect of R$ 12 million related to the change in the criterion for estimating the service life of the Company’s fixed assets.

Key Indicators

Key Indicators	3Q07	3Q06	Chg.	Chg. %	3Q07	2Q07	Chg.	Chg. %

Workstations[1]	24,846	22,568	2,278	10.1%	24,846	24,233	613	2.5%
Employees[1]	57,155	48,379	8,776	18.1%	57,155	53,260	3,895	7.3%
Net Revenues[2]	350.9	303.4	47	15.6%	350.9	326.3	25	7.5%
EBITDA[2]	39.0	36.2	3	7.6%	39.0	42.5	(4)	-8.3%
%EBITDA	11.1	11.9		-0,8 p.p.	11.1	13.0		-1,9 p.p.
Cash1/2	139.3	241.9	(103)	-42.4%	139.3	201.3	(62)	-30.8%
Capex[2]	38.7	11.2	28	245.5%	38.7	26.6	12	45.5%
Retained	9M07	9M06	Chg.	Chg. %

Net Revenues[2]	976.3	913.0	63	6.9%
EBITDA[2]	117.8	105.1	13	12.1%		1- Final position in each period.
%EBITDA	12.1	11.5		0,6 p.p.		2-R$ Million.
Capex[2]	69.7	34.8	35	100.3%

Operating Performance

Workstations
Contax closed the third quarter of 2007 with 24,846 workstations in operation, an increase of 10.1% when compared to the same quarter of the previous year. This increase was mainly due to the business expansion with it`s clients, especially in the telecommunications and financial sectors, and to the new infrastructure management operations started in 2007. This growth within current clients demonstrates the Company’s successful long-term relationship through its contribution to the business growth of its clients. When compared to the previous quarter, the increase was 2.5%.

Employees

The number of employees reached 57,155 at the end of the 3Q07, an 18.1% and 7.3% growth over September 2006 and June 2007, respectively. This is due to the increase in the volume of services rendered and the number of operational staff under initial training for the services beginning in October and November 2007. The last quarter is historically the best for the Company in terms of business volume, which usually goes with the seasonal effect on the clients of Contax.

Income Statement

R$ Thousand	3Q07	3Q06	Chg. R$	Chg. %	3Q07	2Q07	Chg. R$	Chg. %
Net Revenues	350,889	303,424	47,465	15.6%	350,889	326,346	24,543	7.5%
Cost of services	(284,682)	(247,252)	(37,430)	15.1%	(284,682)	(263,151)	(21,531)	8.2%
Personnel	(222,630)	(195,161)	(27,469)	14.1%	(222,630)	(206,357)	(16,273)	7.9%
Third-party	(39,462)	(34,889)	(4,573)	13.1%	(39,462)	(36,738)	(2,724)	7.4%
Rental and insurance	(20,171)	(15,196)	(4,975)	32.7%	(20,171)	(18,258)	(1,913)	10.5%
Other	(2,419)	(2,006)	(413)	20.6%	(2,419)	(1,798)	(621)	34.5%
SGRA	(20,829)	(18,405)	(2,424)	13.2%	(20,829)	(16,975)	(3,854)	22.7%
Other Oper.Inc.&Exp, net	(6,373)	(1,529)	(4,844)	316.8%	(6,373)	(3,675)	(2,698)	73.4%
EBITDA	39,005	36,238	2,767	7.6%	39,005	42,545	(3,540)	-8.3%
Deprec.&Amort.	(18,060)	(13,055)	(5,005)	38.3%	(18,060)	(34,366)	16,306	-47.4%
EBIT	20,945	23,182	(2,237)	-9.6%	20,945	8,179	12,766	156.1%
Financ. Res., net	(191)	4,612	(4,803)	n.m.	(191)	1,457	(1,648)	n.m.
Non-Operating Result	(31)	18	(49)	n.m.	(31)	(2)	(29)	n.m.
Income before inc.tax	20,723	27,814	(7,091)	-25.5%	20,723	9,633	11,090	115.1%
Inc.tax & Social Contr.	(7,474)	(9,735)	2,261	-23.2%	(7,474)	(3,529)	(3,945)	111.8%
Net Income	13,249	18,079	(4,830)	-26.7%	13,249	6,104	7,145	117.1%

Retained

R$ Thousand	9M07	9M06	Chg. R$	Chg. %	* n.m. - not measured
Net Revenues	976,256	913,035	63,221	6.9%
Cost of services	(787,780)	(747,203)	(40,577)	5.4%
Personnel	(619,271)	(592,062)	(27,209)	4.6%
Third-party	(108,499)	(98,213)	(10,286)	10.5%
Rental and insurance	(54,292)	(46,513)	(7,779)	16.7%
Other	(5,718)	(10,415)	4,697	-45.1%
SGRA	(54,594)	(51,394)	(3,200)	6.2%
Other Oper.Inc.&Exp, net	(16,117)	(9,374)	(6,743)	71.9%
EBITDA	117,765	105,064	12,701	12.1%
Deprec.&Amort.	(65,937)	(38,698)	(27,239)	70.4%
EBIT	51,828	66,366	(14,538)	-21.9%
Financ. Res., net	2,824	13,612	(10,788)	-79.3%
Non-Operating Result	64	(8)	72	n.m.
Income before inc.tax	54,716	79,970	(25,254)	-31.6%
Inc.tax & Social Contr.	(19,317)	(25,727)	6,410	-24.9%
Net Income	35,399	54,243	(18,844)	-34.7%

Financial Performance

Net Revenue from Services Rendered

Net Revenue in the third quarter reached R$ 350.9 million, representing a growth of 15.6% or R$ 47,5 million in relation to the same period last year. The reasons for the growth in the quarter can be found in the price adjustment of contracts, increase in the volume of operations, mainly among clients like the “Oi” who witnessed significant growth in business, clients in the financial sector and retail.

Customer services continue to account for the biggest portion of net revenue, representing 60.4% of the total. However, we have experimented and identified potential growth in the new operations of Telemarketing and Debt Collection, currently accounting for 16.8% and 16.4% of the net revenue, respectively. Contax posted an 187,8% growth in its infrastructure operations, by which the Company invests in and manages the entire technological park and infrastructure of the client’s contact center.

When compared to the previous quarter, revenue grew 7.5% or R$ 24.5 million, also due to our clients’ business expansion, and the growth in Debt Collection, Telemarketing and Infrastructure operations.

Net Operating Revenue per Services (R$ Million)

Cost of Services Rendered and Operating Expenses

Cost of Services Rendered amounted to R$ 284.7 million in the 3Q07, showing an increase of R$ 37.4 million or 15.1%, when compared to the same quarter of the previous year. This increase was mainly due to higher personnel expenses amounting to R$ 27.5 million, relating to the growth in the volume of business, as well as the impact of the Collective Labor Agreement 2007-2008 in the amount of R$ 5 million and training expenses of R$ 7.5 million related to staff expansion at the end of the quarter for the new operations which came into operation in September and those that will be operational in the fourth quarter of this year. Furthermore, there were higher expenses with services of third parties in the amount of R$ 4.6 million, related to expenses with telecommunications, equipment maintenance and infrastructure on account of business growth. There were also expenses of R$ 5 million in rentals and insurance, basically related to leasing operations contracted during 2006, the new sites in operation, and adjustments in the rental contracts of existing sites.

In relation to the previous quarter, there was a R$ 21.5 million or 8.2% increase, in line with the growth in the volume of business.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses reached R$ 20.8 million, with an increase of R$ 2.4 million over the 3Q06, due to expenses with salaries and development of the Company’s management team, as well as legal advisory services on account of the large number of labor suits in progress. When compared to the previous quarter, there was a R$ 3.9 million increase, mainly as a result of personnel expenses and consultancy services for development of new products and services.

EBITDA

EBITDA Reconciliation	3Q07	3Q06	Chg. %

Net Income (Loss)	13,249	18,079	-27%
(+)Deferred Income taxes	7,474	9,735	-23%
(+)Financial Expenses (Revenues)	191	(4,612)	n.m.
(+)Depreciation and Amortization	18,060	13,055	38%
(+)Non-operating Results / Extraordinary Itens	31	(18)	n.m.

EBITDA	39,005	36,238	8%

EBITDA Margin	11.1%	11.9%	-0,8p.p.

* n.m. - not measured

EBITDA of Contax this quarter amounted to R$ 39.0 million, representing an increase of 7.6% in comparison to the same period of the previous year. EBITDA margin reached 11.1% in the quarter, a 0.8 p.p. fall from the 3Q06.The main factors impacting the EBITDA margin were:

i) Margin gain of 1.5 percentage points due to higher productivity in the 3Q07 and reduction in the turnover with lower cost of redundancies;

ii) Margin gain of 0.9 percentage points related to the price adjustment, thus compensating the effects of the trade union agreement;

iii) Margin loss of 2.1 percentage points, related to salaries of employees under training for operations that started in September or are due to start in the fourth quarter;

iv) Margin loss of 1.0 percentage point related to a higher cost of contingencies due to a larger volume of new labor suits.

EBITDA fell 8.3% in relation to the previous quarter, with a margin reduction of 1.9 p.p. caused mainly by the following:

i) Loss of 0.6 percentage points due to the higher cost of contingencies on account of a larger volume of new labor suits;

ii) Loss of 0.6 percentage points due to general expenses related to third party services and facilities for business expansion;

iii) Loss of 0.5 percentage points due to expenses related to employees under training for the new operations.

Depreciation

Depreciation in the quarter stood at R$ 18.1 million, a 38.3% increase in relation to the same period of the previous year, basically due to investments made in the past year and to the change in the criterion to estimate the service life of a few fixed assets in the previous quarter. In relation to the previous quarter, the 47.4% fall was due to the non- recurring effects of such change. Excluding the non-recurring effect of R$ 18 million in that quarter, the increase would be 10.4%, due to the growth in fixed assets.

Net Financial Result

Net financial result was R$ 191,000 negative in the quarter, with a fall of R$ 4.8 million in relation to the 3Q06. This variation is mainly due to lower revenue from financial investments in the amount of R$ 3.3 million resulting from the lower average cash availability due to the use of cash in the three share buyback programs, the fall in interest rates, and higher expenses with monetary restatement of contingencies.

In relation to the previous quarter, the negative variation of R$ 1.6 million resulted mainly from the fall in the interest revenue due to lower cash availability.

CASH

The balance of Cash at the end of September 2007 amounted to R$ 139.3 million, a decrease of 42.4% and 30.8% from September 2006 and June 2007, respectively. The main factor behind such a decrease during the quarters were the share buyback programs, with expenses of R$ 135.2 million between the 3Q06 and 3Q07, as well as the investment program dedicated to growth, which used up R$ 89.9 million in the same period, partly compensated by cash generated from operations.

Capital Expenditure (CAPEX)

CAPEX in the third quarter amounted to R$ 38.7 million. R$ 34.4 million of this total were invested in business growth items such as new workstations and new facilities. The remaining R$ 4.3 million were invested in general enhancements and to improve the quality of existing systems.

Net Income

Net Income of Contax in the 3Q07 amounted to R$ 13.2 million, R$ 4.8 million lower in comparison to the same period of the previous year and R$ 7.1 million higher than in the 2Q07.

Recent Events

• In October 2007, we received the first tranche of the R$ 100 million loan (out of the total of R$ 216 million) from the Brazilian Development Bank (BNDES), at a cost of TJLP (Long-term Interest Rate) +2.0%, for a 6 year period and a 24 month grace period.

• The Shareholders’ Meeting of October 17, 2007, approved the cancellation of 1,443,472 common shares and 18,277,422 preferred shares, without reduction in the Company’s capital stock. 3,500,000 common shares remain in treasury.

• On the same date, the grouping of the all shares representing the Company’s capital stock was approved in the ratio of 20 shares for each share of the same class.

About Contax

Contax Participações S.A. (Bovespa: CTAX3, CTAX4 and OTC CTXNY), the largest outsourced contact center company in Brazil, specialized in the development, implementation and operation of complex contact centers for the purpose of assisting clients to improve their relationship with their end consumers and maximize the value of the services rendered. Contax currently has a portfolio of 57 clients and its business strategy is focused on the development of long-term relationships with large companies in diverse market sectors like telecommunications, finance, utilities, retail, government, etc. Contax offers a variety of communication channels to interact with clients, including voice service, web, electronic messages, letters and fax. In September 2007, the Company had 57,155 employees and 24,846 workstations in 20 contact centers in Brazil.

Disclaimer

The information contained in this document relating to the business prospects, estimates for operating and financial results, and those related to growth prospects of Contax merely denotes projections and, as such, based exclusively on the Management’s expectations about the future of the business. Such forward-looking statements substantially depend on changes in market conditions, the performance of the Brazilian economy, industry, and international markets and, therefore, subject to change without prior notice.

IR Contact

Sara Lizi
+55 (21) 3131-0692

Guilherme Ouriveis
+55 (21) 3131-0009

Michel Sarkis
+55 (21) 3131-0009

ri@contax.com.br

Contax 10 Participações S.A.
Rua do Passeio, 56 – 16ºAndar
Rio de Janeiro – RJ – Brasil
20021-290

INCOME STATEMENT (R$ MM)

	3Q07	3Q06	2Q07	9M07	9M06	Chg. %

Sales and Services Revenues	378,875	328,792	352,605	1,054,790	988,850	6.7%
Deduction from Gross Revenues	(27,986)	(25,368)	(26,259)	(78,534)	(75,815)	3.6%
Net Revenues	350,889	303,424	326,346	976,256	913,035	6.9%
Cost of Goods Sold (COGS)	(301,239)	(259,137)	(295,330)	(848,537)	(782,069)	8.5%
Gross Profit	49,650	44,287	31,016	127,719	130,966	-2.5%
Operating Revenue (Expenses)	(28,896)	(16,491)	(21,381)	(73,067)	(50,988)	43.3%
Selling Expenses	(4,884)	(3,032)	(4,052)	(13,678)	(9,646)	41.8%
G&A Expenses	(17,448)	(16,542)	(15,111)	(46,096)	(45,580)	1.1%
Financial Results	(191)	4,612	1,457	2,824	13,612	-79.3%
Financial Revenues	3,539	6,480	4,129	12,533	20,077	-37.6%
Finacial Expenses	(3,730)	(1,868)	(2,672)	(9,709)	(6,465)	50.2%
Other Operating Revenues	1,802	11,374	5,214	8,933	15,883	-43.8%
Other Operating Expenses	(8,175)	(12,903)	(8,889)	(25,050)	(25,257)	-0.8%
Equity Income	-	-	-	-	-
Operating Profit	20,754	27,796	9,635	54,652	79,978	-31.7%
Non-Operating Results	(31)	18	(2)	64	(8)	n.m.
Revenues	-	18	-	96	-	n.m.
Expenses	(31)	-	(2)	(32)	(8)	n.m.
Income Before Taxes	20,723	27,814	9,633	54,716	79,970	-31.6%
Income tax and Social Contribution Provision	(6,709)	(7,143)	(3,579)	(18,608)	(20,617)	-9.7%
Deferred Income Taxes	(765)	(2,592)	50	(709)	(5,110)	-86.1%
Net Income (loss)	13,249	18,079	6,104	35,399	54,243	-34.7%
Number of Shares - Excluding Treasury (in '000)	313,635	369,950	335,105	313,635	369,950	-15.2%
EPS (R$)	0.04224	0.04887	0.01822	0.11287	0.14662	-23.0%

* n.m. - not measured

Balance Sheet (R$ MM)

Asset	3Q07	2Q07	3Q06

Total Assets	574,162	580,609	599,311
Current Assets	283,862	314,041	342,603
Cash and equivalents	139,309	201,342	241,855
Credits	96,503	73,183	49,189
Clients	95,735	72,415	49,189
Sundry Credits	768	768	-
Others	48,050	39,516	51,559
Deferred and Recoverable Taxes	36,437	29,199	38,688
Prepaid expenses	3,132	2,979	4,296
Others assets	8,481	7,338	8,575
Non-current Assets	290,300	266,568	256,708
Long-term Assets	46,439	43,357	34,658
Deferred and Recoverable Taxes	19,073	19,347	19,577
Judicial deposits	14,961	11,958	6,213
Credits Receivable	11,552	11,209	8,383
Others assets	853	843	485
Fixed Assets	243,861	223,211	222,050
Plant, property and equipament	190,353	174,981	222,050
Intangible Assets	53,508	48,230	-

Liabilities	3Q07	2Q07	3Q06

Total Liabilities	574,162	580,609	599,311
Current Liabilities	239,462	207,019	196,171
Short-term loans & financing	-	-	-
Suppliers	48,753	45,642	32,826
Taxes payable	30,891	23,209	30,450
Deferred and Recoverable Taxes	30,891	23,209	30,450
Dividends payable	811	816	500
Wages and benefits	158,131	136,291	131,624
Others	876	1,061	771
Non-current Liabilities	50,063	44,492	-
Long-term Liabilities	50,063	44,492	29,301
Long-term loans & financing	-	-	-
Provisions	47,400	41,713	26,295
Others	2,663	2,779	3,006
Tax installments (REFIS)	-	-	-
Shareholders' Equity	284,637	329,098	373,839
Capital Stock	223,873	223,873	223,873
Capital reserves	9,386	9,386	22,473
Net Income reserves	25,365	73,690	73,250
Legal	8,146	8,146	4,410
Statutory	53,656	48,325	57,477
Treasury Shares	(53,656)	(62,386)	-
Unrealized Profit	17,219	17,219	11,363
Retained earnings (losses)	35,399	22,149	54,243

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 08, 2007

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.